

July 12, 2012

<u>Via E-mail</u>
Mr. C. Taylor Pickett
Chief Executive Officer
Omega Healthcare Investors, Inc.
200 International Circle, Suite 3500
Hunt Valley, MD 21030

Re: Omega Healthcare Investors, Inc.
Form 10-K
Filed February 27, 2012
File No. 001-11316

Dear Mr. Pickett:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief